STATEMENT OF INVESTMENTS

Dreyfus Municipal Income, Inc.

June 30, 2006 (Unaudited)

Long-Term Municipal Investments--146.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--8.8%				
Jefferson County, Limited Obligation School Warrants	5.50	1/1/21	4,000,000	4,235,360
Jefferson County, Sewer Revenue, Capital Improvement (Insured; FGIC)	5.75	2/1/09	7,500,000 a	7,913,775
The Board of Trustees of the University of Alabama, HR (University of Alabama at Birmingham) (Insured; MBIA)	5.88	9/1/31	4,620,000	4,962,712
Alaska--3.6%				
Alaska Housing Finance Corp., General Mortgage Revenue (Insured; MBIA)	6.05	6/1/39	6,845,000	7,014,893
Arkansas--1.6%				
Independence County, PCR (Entergy Arkansas Inc. Project)	5.00	1/1/21	3,000,000	3,042,330
California--12.3%				
ABAG Financial Authority for Nonprofit Corps., Insured Revenue, COP (Odd Fellows Home of California)	6.00	8/15/24	5,000,000	5,131,700
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	5,000,000	5,001,350
California Educational Facilities Authority, Revenue (Mills College)	5.00	9/1/34	2,000,000	1,976,620
California Health Facilities Financing Authority, Revenue (Sutter Health)	6.25	8/15/35	2,500,000	2,734,550
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	3,545,000 a	3,910,454
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/20	1,455,000	1,577,133
Golden State Tobacco Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.80	6/1/42	3,000,000	3,574,050
Colorado--7.5%				
Colorado Springs, HR	6.38	12/15/10	2,835,000 a	3,121,023
Colorado Springs, HR	6.38	12/15/30	2,890,000	3,100,681
Denver City and County, Special Facilities Airport Revenue (United Airlines Project)	6.88	10/1/32	2,480,000 b	2,538,900
University of Northern Colorado				

Board of Trustees, Auxiliary Facilities System Revenue (Insured; FSA)	5.79	6/1/35	5,500,000 c,d	5,725,665

District of Columbia--1.6%

District of Columbia Revenue (Catholic University America Project) (Insured; AMBAC)	5.63	10/1/29	2,080,000	2,189,866
District of Columbia Housing Finance Agency, SFMR (Collateralized; FHA, FNMA, GNMA and GIC; Trinity Funding)	7.45	12/1/30	895,000	907,467

Florida--1.4%

Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	30,000 a	32,051
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	1,470,000	1,540,663
South Lake County Hospital District, Revenue (South Lake Hospital Inc.)	5.80	10/1/34	1,095,000	1,127,073

Georgia--.5%

Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.25	9/1/19	1,000,000	1,015,050

Illinois--10.6%

Chicago (Insured; FGIC)	6.13	7/1/10	3,685,000 a	4,014,144
Chicago (Insured; FGIC)	6.13	7/1/10	315,000 a	343,136
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.75	3/1/10	65,000	65,229
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	5,800,000 a	6,292,304
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	7,000,000 a	7,567,350
Illinois Health Facilities Authority, Revenue (Swedish American Hospital)	6.88	5/15/10	2,000,000 a	2,202,160

Indiana--1.4%

Franklin Township School Building Corp., First Mortgage	6.13	7/15/10	2,500,000 a	2,746,200

Kansas--1.3%

Unified Government of Wyandotte County/Kansas City, Tax-Exempt Sales Tax Special Tax Obligation Revenue (Redevelopment Project Area B)	5.00	12/1/20	2,500,000	2,542,175

Maryland--5.0%

Maryland Economic Development
    Corp., Student Housing Revenue

(University of Maryland, College Park Project)	5.63	6/1/13	2,000,000 a	2,173,020
Maryland Health and Higher Educational Facilities Authority, Revenue (The John Hopkins University Issue)	6.00	7/1/09	7,000,000 a	7,482,300
Massachusetts--7.9%				
Massachusetts Bay Transportation Authority, Assessment	5.00	7/1/14	5,000,000 a	5,313,150
Massachusetts Development Finance Agency, SWDR (Dominion Energy Brayton Point Issue)	5.00	2/1/36	2,000,000	1,974,040
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health)	6.00	7/1/31	2,500,000	2,653,500
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	5,235,000	5,310,593
Michigan--3.6%				
Hancock Hospital Finance Authority, Mortgage Revenue (Portgage Health) (Insured; MBIA)	5.45	8/1/47	2,200,000	2,252,976
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,785,000	4,741,313
Minnesota--1.4%				
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/10	2,420,000 a	2,664,710
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/29	80,000	85,417
Mississippi--3.1%				
Mississippi Business Finance Corp., PCR (System Energy Resource Inc. Project)	5.88	4/1/22	6,000,000	6,028,140
Missouri--4.1%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.00	6/1/35	2,500,000	2,453,025
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (BJC Health System)	5.25	5/15/32	2,500,000	2,573,625
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.25	12/1/10	2,500,000 a	2,742,200
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	6.30	9/1/25	195,000	195,716

Nevada--2.2%				
Clark County,				
IDR (Southwest Gas Corp.)				
(Insured; AMBAC)	6.10	12/1/38	4,000,000	4,309,640
New Jersey--.9%				
New Jersey Economic Development				
Authority, Cigarette Tax				
Revenue	5.50	6/15/31	1,610,000	1,659,717
New Mexico--2.5%				
Farmington,				
PCR (Public Service Co. San				
Juan)	6.30	12/1/16	3,000,000	3,083,010
New Mexico Mortgage Finance				
Authority, Single Family				
Mortgage Program				
(Collateralized: FHLMC and				
GNMA)	6.85	9/1/31	1,790,000	1,815,185
New York--2.3%				
Long Island Power Authority,				
Electric System Revenue	5.00	9/1/27	1,500,000	1,514,745
New York State Dormitory				
Authority, Catholic Health				
Services of Long Island				
Obligated Group Revenue (Saint				
Francis Hospital Project)	5.00	7/1/27	2,930,000	2,924,316
North Carolina--3.3%				
Gaston County Industrial				
Facilities and Pollution				
Control Financing Authority,				
Exempt Facilities Revenue				
(National Gypsum Co. Project)	5.75	8/1/35	1,500,000	1,563,750
North Carolina Eastern Municipal				
Power Agency, Power System				
Revenue	5.13	1/1/26	3,000,000	3,051,390
North Carolina Housing Finance				
Agency (Home Ownership)	6.25	1/1/29	1,705,000	1,753,933
Ohio--4.8%				
Cuyahoga County,				
Hospital Improvement Revenue				
(The Metrohealth System				
Project)	6.13	2/15/09	5,000,000 a	5,318,650
Ohio Housing Finance Agency,				
Residential Mortgage Revenue				
(Collateralized; GNMA)	5.75	9/1/30	180,000	180,495
Rickenbacker Port Authority,				
Capital Funding Revenue (OASBO				
Expanded Asset Pooled)	5.38	1/1/32	3,590,000	3,732,595
Oklahoma--1.4%				
Oklahoma Development Finance				
Authority, Revenue (Saint John				
Health System)	6.00	2/15/29	2,500,000	2,629,525
Pennsylvania--7.8%				
Delaware County Industrial				
Development Authority, Water				
Facilities Revenue (Aqua				
Pennsylvania, Inc. Project)				
(Insured; FGIC)	5.00	11/1/38	3,375,000	3,398,558
Pennsylvania Economic Development				
Financing Authority, RRR				

(Northampton Generating Project)	6.60	1/1/19	3,500,000	3,535,875
Sayre Health Care Facilities Authority, Revenue (Guthrie Health)	5.88	12/1/31	7,750,000	8,210,582
South Carolina--9.5%				
Lancaster Educational Assistance Program, Inc., Installment Purchase Revenue (The School District of Lancaster County, South Carolina, Project)	5.00	12/1/26	5,000,000	5,003,550
Medical University of South Carolina, Hospital Facilities Revenue	6.00	7/1/09	2,500,000 a	2,667,850
Piedmont Municipal Power Agency, Electric Revenue	5.25	1/1/21	3,500,000	3,508,330
Tobacco Settlement Revenue Management Authority, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/28	2,900,000	3,095,170
Tobacco Settlement Revenue Management Authority, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/30	3,750,000	4,137,750
Texas--13.5%				
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue Improvement (Insured; FSA)	5.00	11/1/35	2,500,000	2,500,200
Gregg County Health Facilities Development Corp., HR (Good Shephard Medical Center Project) (Insured; Radian)	6.38	10/1/25	2,500,000	2,717,775
Harris County Health Facilities Development Corp., HR (Memorial Hermann Healthcare System)	6.38	6/1/11	3,565,000 a	3,964,708
Industrial Development Corp. of Port of Corpus Christi, Revenue (Valero Refining and Marketing Co. Project)	5.40	4/1/18	2,350,000	2,419,983
Port of Corpus Christi Authority of Nueces County, Revenue (Union Pacific Corp. Project)	5.65	12/1/22	4,500,000	4,708,800
Sabine River Authority, PCR (TXU Energy Co. LLC Project)	6.15	8/1/22	2,500,000	2,693,325
Texas (Veterans Housing Assistance Program) (Collateralized; FHA)	6.10	6/1/31	7,000,000	7,299,880
Utah--1.7%				
Carbon County, Solid Waste Disposal Facility Revenue (Sunnyside Cogeneration Associates Project)	7.10	8/15/23	2,765,000	2,915,499
Utah Housing Finance Agency, Single Family Mortgage (Collateralized; FHA)	6.00	1/1/31	290,000	294,773
Vermont--1.1%				

Vermont Educational and Health Buildings Financing Agency, Revenue (Saint Michael's College Project)	6.00	10/1/28	1,500,000		1,645,290
Vermont Housing Finance Agency, Single Family Housing (Insured; FSA)	6.40	11/1/30	565,000		574,153
Washington--2.7%					
Washington Higher Educational Facilities Authority, Revenue (Whitman College)	5.88	10/1/09	5,000,000	a	5,300,150
West Virginia--3.9%					
Braxton County, SWDR (Weyerhaeuser Co. Project)	5.80	6/1/27	7,450,000		7,603,693
Wisconsin--5.1%					
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	2,500,000		2,778,325
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc,)	5.60	2/15/29	4,975,000		5,117,683
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	2,000,000		2,050,320
Wyoming--.8%					
Sweetwater County, SWDR (FMC Corp. Project)	5.60	12/1/35	1,500,000		1,559,235
U.S. Related--6.9%					
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.87	7/1/38	4,000,000	c,d	4,091,000
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.87	7/1/38	5,000,000	c,d	5,113,750
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	5.72	7/1/15	4,000,000	c,d	4,218,680
Total Long-Term Municipal Investments (cost $268,979,831)					**283,451,627**

Short-Term Municipal Investments--3.2%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**		**Value ($)**
Indiana--1.0%					
Mount Vernon, Pollution Control and Solid Waste Disposal Revenue, Refunding (General Electric Company Project)	3.93	7/1/06	1,900,000	e	1,900,000
Louisiana--2.0%					
New Orleans, Sewerage Service, BAN	2.97	7/26/06	4,000,000		3,991,240
New York--.1%					
New York City Transitional Finance Authority (Future Tax Secured) (Liquidity Facility; Bayerische Landesbank)	3.95	7/1/06	150,000	e	150,000
Texas--.1%					
Lower Neches Valley Authority					

Industrial Development Corporation, Exempt Facilities Revenue, Refunding (ExxonMobil Project)	3.88	7/1/06	100,000 e	100,000
Total Short-Term Municipal Investments (cost $6,104,000)				**6,141,240**
Total Investments (cost $275,083,831)			**149.3%**	**289,592,867**
Cash And Receivables (Net)			**2.2%**	**4,348,195**
Preferred Stock, at redemption value			**(51.5%)**	**(100,000,000)**
Net Assets Applicable to Common Shareholders			**100.0%**	**193,941,062**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Non-income producing security; interest payments in default.

c   Inverse floater security--the interest rate is subject to change periodically.

d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, these securities amounted to $19,149,095 or 9.9% of net assets applicable to common shareholders.

e   Securities payable on demand. Variable interest rate--subject to periodic change.

f   At June 30, 2006, the fund had $51,455,459 or 26.5% of net assets applicable to common shareholders invested in securities whose payment of principal and interest is dependent upon revenues generated from health care projects.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue

LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		